EXHIBIT 99.2
Commission File Number 001-31914
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Ninth Meeting of the Third Session of the Board of Supervisors
The ninth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on October 28, 2010 in Jiaozuo, Henan Province. The supervisors were notified of the Meeting by way of a written notice dated October 14, 2010. Four of the Company’s five supervisors, Xia Zhihua, Chairperson, Shi Xiangming, Yang Hong and Wang Xu, supervisors of the Company attended the Meeting. Tian Hui, supervisor of the Company, was on leave and authorized Xia Zhihua in writing to cast the vote for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1. Approved the Third Quarter Report for the Year of 2010
The Supervisory Board believed that: The preparation and review procedures of the Third Quarter Report for the Year of 2010 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of China Securities Regulatory Commission and Shanghai Stock Exchange; The information contained therein reflects the operating results and financial conditions of the Company in the reporting period; No breach of confidentiality by the staff involved in the preparation and review of the Third Quarter Report for the Year of 2010 was detected before such opinion was issued.
Voting result: 5 for, 0 against, with no abstention
2. Passed the Proposal on the Performance Procedures for the Supervisory Board regarding Corporate Governance
Voting result: 5 for, 0 against, with no abstention
3. Passed the Proposal on Research Reports in Tianjin and Xinjiang of the Supervisory Board
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
October 28, 2010